CENTURY SECURITIES ASSOCIATES, INC.

(A Wholly-Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition

As of December 31, 2020

(With Report of Independent Registered Public Accounting Firm)

(This Statement of Financial Condition was filed pursuant to Rule 17a-5(e)(3) as a public document.)

CENTURY SECURITIES ASSOCIATES, INC.
(A Wholly-Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition
December 31, 2020



Ernst & Young LLP
300 First Stamford Place
Stamford, CT 06902

Tel: +1 203 674 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Management of Century Securities Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Century Securities Associates, Inc. (the "Company") as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2008.

February 25, 2021

CENTURY SECURITIES ASSOCIATES, INC.
(A Wholly-Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition
December 31, 2020

($ in thousands, except shares)

Assets		
Cash	$	5,204
Commissions receivable from affiliated broker-dealer		677
Due from affiliated broker-dealer		350
Operating lease right-of-use assets, net		589
Deferred tax assets		140
Other assets		282
Total assets	$	**7,242**
Liabilities and stockholder's equity		
Payable to independent contractors	$	1,334
Accrued compensation		218
Income taxes payable		122
Due to Parent and affiliates		180
Other accrued liabilities		739
Total liabilities		2,593
Stockholder's equity		
Capital stock – par value $0.01; authorized 1,000 shares; issued 800 shares		—
Additional paid-in-capital		477
Retained earnings		4,172
Total stockholder's equity		4,649
Total liabilities and stockholder's equity	$	**7,242**

See accompanying Notes to Statement of Financial Condition.

NOTE 1 – Nature of Operations and Basis of Presentation

Nature of Operations

Century Securities Associates, Inc. (the "Company") is a fully-disclosed introducing broker, which contracts with independent licensed brokers to sell securities and other investment products principally to retail (individual) investor customers. Its major geographic area of concentration is the Midwest. The Company introduces its customers to an affiliated broker-dealer, Stifel, Nicolaus & Company, Incorporated ("Stifel") who carries such accounts on a fully-disclosed basis. Accordingly, the Company is exempt under Section (k)(2)(ii) from Rule 15c3-3 under the Securities Exchange Act of 1934. The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. The Company is a wholly-owned subsidiary of Stifel Financial Corp. ("Parent").

Basis of Presentation

The accompanying statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

NOTE 2 – Summary of Significant Accounting Policies

Stock-Based Compensation

Associates of the Company are eligible to participate in an incentive stock plan sponsored by the Parent that provides for the granting of stock units and debentures. See Note 4 for a further discussion of stock-based compensation plans.

Income Taxes

The Company is included in the consolidated federal and certain state income tax returns filed by the Parent. The Company's portion of the consolidated current income tax liability, computed on a separate return basis pursuant to a tax sharing agreement, and its stand-alone tax liability or receivable are included in the statement of financial condition.

The Company generally computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of the Company's assets and liabilities. The Company establishes a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the statement of financial condition from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 8 for a further discussion of income taxes.

Operating Leases

The company enters into operating leases for real estate and office equipment, substantially all of which are used in connection with its operations. The determination of whether an arrangement qualifies as a lease occurs at the inception of the arrangement. The Company recognizes, for leases longer than one year, a right-of-use asset representing the right to use the underlying asset for the lease term, and a lease liability representing the obligation to make payments. The lease term is generally determined based on the contractual maturity of the lease. For leases where the Company has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. Such assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment.

An operating lease right-of-use asset is initially determined based on the operating lease liability, adjusted for initial direct costs, lease incentives and amounts paid at or prior to lease commencement. This amount is then amortized over the lease term. At December 31, 2020, the right-of-use assets are included in operating lease right-of-use assets, net with the corresponding lease liabilities included in other accrued liabilities in the statement of financial condition. See Note 6 for information about operating leases.

NOTE 3 – Regulatory Capital Requirements

The Company operates in a highly regulated environment and is subject to net capital requirements. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. The Company calculates its net capital under the aggregate indebtedness method whereby it is required to maintain minimum net capital (as defined), equal to the greater of fifty thousand dollars or 6 2/3% of aggregate indebtedness (as defined). The Company is not allowed to distribute equity capital or pay cash dividends to the Parent if resulting net capital would be less than 120% of its minimum net capital (as defined). At December 31, 2020, the Company had net capital of $3.9 million, which was $3.8 million in excess of the Company's minimum required net capital of $0.1 million.

NOTE 4 – Employee Incentive, Deferred Compensation and Retirement Plans

The Parent maintains an incentive stock plan and a wealth accumulation plan ("the Plan") that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures (collectively, "deferred awards") to the Company's associates. Stock awards issued under the Parent's incentive stock plan are granted at market value at the date of grant. The deferred awards generally vest ratably over a five year vesting period. In addition, the Company's associates participate in a defined contribution plan sponsored by the Parent.

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

Employee Profit Sharing Plan

Eligible associates of the Company who have met certain service requirements may participate in the Stifel Financial Profit Sharing 401(k) Plan (the "Profit Sharing Plan"). Associates are permitted within limitations imposed by tax law to make contributions to the Profit Sharing Plan. The Company may match certain associate contributions or make additional contributions to the Profit Sharing Plan at the discretion of the Parent.

NOTE 5 – **Off-Balance Sheet Credit Risk**

The Company's customers' accounts are carried by Stifel. All execution and clearing services are performed by Stifel. The agreement between the Company and Stifel stipulates that all losses resulting from its customers' inability to fulfill their contractual obligations are the Company's responsibility. The Company manages its risks associated with the aforementioned transactions through Stifel's monitoring of positions, credit limits, and collateral. Additional collateral is required from customers and other counterparties, when appropriate. At December 31, 2020, no amounts are accrued or due to Stifel for customer losses.

NOTE 6 – Commitments and Contingencies

Leases

The Company has an operating lease with an affiliate for office space with a remaining lease term of 7 years. At December 31, 2020, operating lease right-of-use assets were $0.6 million and lease liabilities, included in other accrued liabilities in the statement of financial condition, were $0.6 million.

The table below summarizes other information related to the Company's operating lease as of and for the year ended December 31, 2020:

Weighted-average remaining lease term	22.0 years
Weighted-average discount rate	5.03%

The weighted-average discount rate represents the Company's incremental borrowing rate at the lease inception date.

The table below presents information about operating lease liabilities as of December 31, 2020 *(in thousands)*:

2021	$	33
2022		34
2023		35
2024		37
2025		39
Thereafter		952
Total undiscounted lease payments	$	1,130
Imputed interest		(484)
Total operating lease liabilities	**$**	**646**

Litigation

In the ordinary course of business, the Company may be a defendant or codefendant in legal proceedings. At December 31, 2020, the Company believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. The results of such proceedings could be material to the Company's financial condition for any particular period, depending, in part, upon additional developments affecting such matters. Legal reserves have been established for potential losses that are probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

NOTE 7 – Related Party Transactions

The Company conducts its securities operations as a fully-disclosed introducing broker through Stifel. Under the arrangement, the Company has a Proprietary Accounts of Broker-Dealers agreement with Stifel.

At December 31, 2020, commissions receivable from affiliated broker-dealer in the statement of financial condition consists of commissions receivable, net of clearing expense, and due from affiliated broker-dealer in the statement of financial condition consists of service fees where Stifel acts as a pass-through from third-party mutual funds and insurance companies.

The Company rents office space from an affiliate at the corporate headquarters. See Note 6 for further discussion.

NOTE 8 – Income Taxes

The tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets as of December 31, 2020 *(in thousands)*:

Deferred tax assets:		
Deferred compensation	$	65
Accruals not currently deductible		60
Lease obligations		180
Total deferred tax assets		305
Deferred tax liability:		
Operating lease right-of-use asset		(165)
Deferred tax assets, net	**$**	**140**

The Company believes the realization of the remaining net deferred tax asset of $0.1 million is more likely than not based upon the potential for future taxable income.

Uncertain Tax Positions

The Company is included in the consolidated federal and certain state income tax returns filed by the Parent. The Company files separate income tax returns in certain local jurisdictions. Certain consolidated state returns are not subject to examination by tax authorities for taxable years before 2010.

There is a reasonable possibility that the unrecognized tax benefits will change within the next 12 months as a result of the expiration of various statutes of limitations or for the resolution of U.S. federal and state examinations. The Company does not expect this change to be material to the statement of financial condition.

NOTE 9 – Recent Accounting Developments

Recently Issued Accounting Guidance

Income Taxes

In December 2019, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes," which is intended to simplify various aspects related to accounting for income taxes. This accounting update removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. The accounting update is effective for annual periods beginning after December 15, 2020 (January 1, 2021, for the Company). The adoption of the accounting update will not have a material impact on the Company's statement of financial condition.

Recently Adopted Accounting Guidance

Financial Instruments – Credit Losses

On January 1, 2020, the Company adopted ASU 2016-13 that requires the measurement of the allowance for credit losses to be based on management's best estimate of lifetime expected credit losses inherent in the Company's relevant financial assets. The adoption of the accounting update did not have a material impact on the Company's statement of financial condition.

NOTE 10 - Subsequent Events

The Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statements are available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. The Company has evaluated subsequent events through February 25, 2021, the date the accompanying statement of financial condition was available to be issued. Based on the evaluation, the Company did not identify any recognized subsequent events that required adjustment to the statement of financial condition.

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